UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2010            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated September 2, 2010

2.

News Release dated September 24, 2010

3.

News Release dated October 18, 2010

4.

News Release dated November 1, 2010

5.

News Release dated November 4, 2010

6.

News Release dated November 15, 2010

7.

News Release dated November 16, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: January 26, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

September 2, 2010

Radius Project Update − Drilling Commences at Sixty Mile

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on the Company’s broad portfolio of gold projects in Central America and the Yukon Territory.

Briefly:

•

Drilling has commenced at Radius’ 100% owned Sixty Mile project in the Yukon Territory and management anticipates that drilling will commence at the HB silver-gold project in Eastern Guatemala in October

•

Radius’ partner B2Gold is making progress on both the Trebol exploration project and the Pavon development project in Nicaragua

•

Dan Kappes of Kappes Cassiday & Associates has filed the Environmental permit for production at the Tambor project in Guatemala; production plant is built and ready to ship

•

Solomon Resources has raised the funds and is about to commence drilling on the Ten Mile Creek project in the Yukon Territory

VP Ralph Rushton commented,  “The hard work that was put in during the downturn in 2008 restructuring RDU has now started to pay off for Radius’s shareholders as our portfolio of joint ventured and wholly-owned projects matures.”

Wholly-Owned Projects

Sixty Mile Project

As reported on August 23, 2010, fieldwork is underway and drilling has now started at the Sixty Mile Project.  The property consists of 741 Yukon Quartz Claims covering approximately 140 sq. km and 30 Alaska State claims covering 14 sq. km, straddling the Yukon/Alaska border north of Dawson City.  Radius’s exploration target is the bedrock source of the rich placer gold in the creeks of the Sixty Mile gold camp.

Soil geochemical surveys, Airborne geophysics, geological mapping/sampling, Auger and RAB drilling have identified several gold targets.  These targets will be drill tested over the coming weeks, with results anticipated in October.

HB Properties, Guatemala

Radius holds a large land position in Eastern Guatemala.  The HB properties make up part of this land position.  These granted concessions cover over 90 sq. km of pervasive alteration hosting epithermal gold mineralization.  Initial drilling (> 5,000 meters) has defined a number of gold zones with lateral continuity.  An extensive drill program is planned to commence in October.  The program will have two phases: shallow resource definition drilling on the M28 and Pyramid Hill zones where previous drilling has confirmed potential ore grade mineralization over several kilometers.  Phase 2 will include exploration drilling to target deeper, high grade gold/silver mineralization.  Zones have been identified with silver grades up to 1,000 g/t Ag, previously drill tested.

Elsewhere in this region follow-up work on stream sediment anomalies continues to identify extensive epithermal alteration zones.  The next stage is to define target areas for ore grade mineralization within these systems.

Rivier Project, Yukon Territory

The Rivier project consists of 100 quartz claims located in the Watson Lake Mining District of the Yukon Territory.  The claims were acquired under an option to acquire a 100% interest by making cash and share payments over a three year period.  The target is gold mineralization associated with Yukon Tanana group of rocks.  A regional stream sediment program identified several gold and gold/arsenic anomalies. A follow up program is underway hopefully leading to the source of the identified anomalies.

Production Joint Venture Projects

Radius has two production joint ventures being advanced in Central America, a high-grade, lode gold deposit in central Guatemala called Tambor, and a low-sulphidation, epithermal vein system in central Nicaragua called Pavon.

Tambor Project, Guatemala (Kappes Cassiday & Associates has an option to earn 51%)

Radius’s partner, Kappes Cassiday & Associates, continues to advance the Tambor mining project in Guatemala.  KCA is engineering the mill for a target capacity of 150 tonnes per day or 52,500 tonnes per year. KCA is constructing the Tambor mill at its Reno, Nevada facility as a set of modular units mounted on 40-foot skids.

Permitting is underway and KCA is aiming to begin gold production early in 2011.

El Pavon, Nicaragua (B2Gold has an option to acquire 60%)

B2 has now completed trenching at Pavon with a total of 47 trenches completed at Pavon Norte and 19 at Pavon Sur.  No trenching was done at Pavon Central.  As recently reported (July 28, 2010 press release) trench results continue to show good potential to develop an open pit gold resource at Pavon Norte.  B2 is awaiting results from large bulk samples submitted for metallurgical tests.

Results have been received for trenches 33, 34, and 35.  Trenches 33 and 34 yielded good intervals at 13.1m @ 1.7 g/t Au and 12.2m @ 2.7 g/t Au respectively.  There is no significant mineralization in trench 35.

B2 is now compiling the trench data for Pavon Norte and preparing plans and sections to aid in generating a mineralization model and for completion of basic pit models in Q3 2010.  Once this work is completed they will make a drill decision on how to advance the project towards production, as early as 2011.  B2 currently has permission under the existing work plan for drilling.

Exploration Joint Venture Projects

Yukon Territory Joint Ventures

Ten Mile Creek Project (Solomon Resources Limited holds option to earn 51%)

As previously reported (August 19, 2010 press release) Solomon Resources Limited has completed soil geochemical surveys, geophysical surveys and mechanical trenching on the Ten Mile Creek Gold Project. The Company has retained a drill contractor and drilling is expected to commence shortly.

Previous work has identified gold mineralization associated with Mesozoic quartz monzonite intrusive bodies and associated Yukon Tannana sedimentary rocks.  Trenching has identified several zones of gold mineralization with values grading up to 25m @ 1.7 g/t Au.  Drilling will test these target areas.

Snowcap Project (Wesgold Minerals Inc. holds option to earn 60%)

Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap at a cost of $110,000.  Target/anomaly selection is currently underway, incorporating the results of this survey with the historic data.

Wesgold has also carried out a small, deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centers along a 15km long structural trend.  The geological and geochemical setting is believed to be highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.  Drilling will commence this year following acceptance of the geological report by the exchange and the listing of the company’s shares on the TSX venture exchange, anticipated in the coming weeks.

Nicaragua Joint Venture

B2Gold Corp. has provided its regular update to Radius on exploration activities at the Trebol and Pavon gold projects, both in Nicaragua.  Radius’s management is very pleased to note the substantial progress B2 has made on both projects and looks forward to reporting on further developments as they occur.

Trebol

B2 continues to expand the area of known mineralization at the Trebol project, building on the early prospecting and drilling completed by Radius.  B2 has defined a 22km long, northeast-southwest trending belt of epithermal, hot-springs type gold mineralization.  Three broad zones have been identified to date:

•

The Santa Martha area at the far northeast:  highly anomalous gold in quartz boulders on a newly granted concession

•

The original Trebol area (Cerro Domingo): a 6km long rock chip and soil anomaly, partially tested by Radius and B2

•

Southwest Trebol: a newly discovered area of hydrothermal breccia with strong gold mineralization

The recently completed Lidar survey shows numerous faults and structures very clearly.  There is a marked N30E set that appears to be major structures controlling and offsetting mineralization.  There are also numerous N60W trending faults that offset the mineralized ridges at Trebol.  In addition, the survey shows the existence of a group of low hills about 2km south of Cerro Domingo that have never been visited: past experience from the project, which is in low lying terrain, suggests that resistant silicified rocks and/or quartz veins form on slightly higher ground than the recessive weathering wall rocks.

B2 is planning to begin mapping, soil sampling, and some trenching on the Santa Martha zone in the area of the mineralized boulders.  They are also planning to use the new Lidar survey to investigate new topographic highs over the entire property.

Drilling is likely to start at the main Cerro Domingo and will have 2 objectives:

•

Determine the extent and average grade of the large tabular zone for resource calculation

•

Test for possible feeder zones or down-faulted blocks

The Lidar information will also be used to generate sections for geological interpretation and plotting of proposed drill holes.

Mexico Joint Venture

Fortuna Silver Mines Inc. has an option to acquire a 40% interest in the Tlacolula Silver Project in Oaxaca State, Mexico.  A stream sediment sampling program carried out by Radius generated a number of anomalies ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow up work identified a NW trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite were observed in the veins and in the breccias.  The vein zone has been traced for over 1.5km.  Fortuna intends to drill test these targets in the near future.

Available for Joint Venture

Geothermal Concessions, Guatemala

In June 2010, Radius announced that it had been granted one highly prospective geothermal license in Guatemala and had filed applications for six other potential geothermal fields.  The total area granted or under application is 200,700 hectares.  When Radius first entered Guatemala in 2001, its successful gold exploration programs were guided in part using the presence of hot springs as an indicator of potential gold-related hydrothermal activity.  On at least one occasion Radius’s drill programs were halted because of large quantities of hot water and steam escaping from active drill holes, indicative of very high geothermal gradients.

Radius has received a number of enquiries regarding its geothermal concessions and concession applications in Guatemala, including one potential joint venture proposal to explore for potential geothermal resources on the concessions.  Discussions are ongoing and more information will be released as and when these discussions are finalized.

New Website Launched

Radius is pleased to welcome investors and stakeholders of the Company to the new website, (www.radiusgold.com), launched as part of a re-branding initiative for the fall.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release and has verified that it is an accurate summary of the reports provided to Radius by B2, Solomon and Wesgold.  Radius has not independently verified their results.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.  Drilling is underway in the Yukon, and anticipated to begin in Eastern Guatemala in October.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.1-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

September 24, 2010

Stock Options Granted

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that it has granted incentive stock options to its directors, officers, employees and consultants to purchase up to an aggregate of 2,000,000 shares exercisable for ten years at a price of $0.69 per share.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.  Drilling is underway in the Yukon, and anticipated to begin in Eastern Guatemala in October.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.1-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

October 18, 2010

Radius to Drill Test High Grade Silver Discoveries in Eastern Guatemala

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that drilling will commence shortly at its HB silver/gold projects in eastern Guatemala.  Radius discovered and drilled these projects with a series of shallow holes between 2002 and 2003 when the silver and gold spot prices were close to their record lows.  However, recent discoveries in the region – including Tahoe Resources Inc.’s world class Escobal silver deposit – have highlighted the potential of eastern Guatemala and therefore Radius has re-focused its Central American exploration on the region.

Work resumed several months ago with a review of the regional data base of stream sediment sampling and prospecting that Radius has built over several years in Guatemala.  This review has led to several concession applications being presented to the ministry of mines covering strong silver-lead-zinc anomalies.  Radius is waiting for the granting of these concessions to do follow-up work.

Within the granted concession (HB property) work has also lead to the discovery, or in some cases re-discovery, of some very high-grade silver veins within the large HB epithermal system.   The silver results are focused on the Pyramid Hill zone, a 3 kilometer long vein zone that has returned some encouraging drill intercepts at shallow depths in previous programs.

Alteration Studies

Radius recently submitted core from the previous HB drilling for analysis by the Corescan 11 system in Australia.  Corescan is an automated hyper-spectral scanning system that applies the latest spectral mapping and imaging technology to sub-millimeter scale alteration and mineral mapping from drill core. The work identified that the clay mineral Buddingtonite (a component of some advanced argillic alteration systems) is present in the hydrothermal alteration assemblage at Banderas along with opaline silica. Studies of other major silver deposits, including MAG Silver’s Valdecanas vein in the Fresnillo mining district of Mexico, indicate that Buddingtonite occurs in the alteration well above the Bonanza zone, perhaps as much as 300m to 400m above.  Drilling at Tahoe’s Escobal discovery also hit high silver grades between 200m to 400m below surface.

In summary, the existing geological evidence suggests that Radius’ drilling needs to test for Bonanza type veining substantially deeper than previous drilling has tested at Holly and Banderas.  In the table below, historic drill results, including the depths of the intercepts from the previous drill campaigns, are listed:

Hole	From	To	Interval	Au g/t	Ag g/t
Banderas
BDD-003	27.2	31.9	4.7	3.2	115
BDD-004	53.9	58.2	4.3	6.0	72
BDD-005	27.0	30.5	3.5	3.6	60
BDD-006	48.2	50.5	2.3	4.6	75.2
BDD-007	77.7	79.3	1.6	7.5	33
BDD-008	86.9	90.5	3.6	9.3	41
BDD-014	56.3	58.5	2.2	6.9	262
BDD-018	67.9	71.6	3.7	3.9	68
BDD-019	86.9	89.6	2.6	6.8	95
BDD-022	62.5	69.2	6.7	3.9	65
BRC-024	165.0	174.5	9.0	12.4	95
Holly
HDD-1	34.8	49.0	14.2	4.1	150
HDD-5	19.1	29.7	10.6	8.0	263
HDD-7	19.1	22.7	3.6	22.0	697

Drilling will commence shortly, with the initial holes focusing on extending the previous intercepts down dip and along strike, as well as testing the high grade silver veins within the Pyramid Hill vein zone.  A minimum 10,000 meter drill program is anticipated.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.5-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

November 1, 2010

Radius Exercises Option on Sixty Mile Claims, Yukon

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has purchased 23 claims located in the Sixty Mile area of the Yukon, from Northland Resources S.A. pursuant to an option agreement which was exercised by Radius at the end of October 2010.  Eighteen of the claims acquired are now owned outright by Radius and five claims are held via the assumption by Radius of an underlying option agreement with the property owner.  These claims form part of the Sixty Mile property as described on the Company’s web site.

The Property

The claims are underlain by Late Cretaceous calc-alkaline volcanics of the Carmacks Group preserved in a northeast trending graben in the Sixty Mile River valley.  The graben is bounded on the southeast side by the Sixty Mile Fault, a regional structure that juxtaposes the volcanics with older meta-sedimentary and meta-igneous rocks.  Outcrop in the valley is limited to exposures created by placer miners and consists of propylitic to argillic altered, pyritized andesitic volcanics cut by quartz, carbonate and sulfide veins and veinlets.

Yukon prospector Erwin Kreft identified this mineralization in the 1980s, and optioned the ground to Klondike Gold Mining Corporation in 1988 who drilled 7 diamond drill holes totaling 765m.  The most significant result was from DDH D4/88-02 which returned an average of 8.7 g/t gold over 10.5m from 3m to 13.5m down hole, including 41.7 g/t gold over 1.5m from 4.5m to 6.0m.  Mineralization is described as silicified porphyritic andesite cut by narrow pyrite-carbonate-quartz veinlets.  Subsequent placer gold mining has destroyed the 1988 drill hole collars and their location is approximate.

Work Program

Radius completed seven diamond drill holes on the Sixty Mile property this summer; two of them targeted the andesitic volcanics.  Results are pending.

Qualified Person

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this news release, and for overseeing the design and execution of Radius’s Sixty Mile exploration program.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.5-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

November 4, 2010

Radius Options Guatemalan Geothermal Concessions

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU):  Ralph Rushton, Director of Radius Gold, is pleased to announce that the Company has optioned its portfolio of geothermal concessions in Guatemala to a private geothermal power company, Molten Power Corp. (“Molten”).  Molten will be the operator of the geothermal exploration project.

Simon Ridgway, the President of Radius, commented: “We’re delighted to be working with Molten on the exploration and development of our geothermal concessions.  With the tremendous interest in carbon-neutral, renewable energy, I’m pleased that our exploration programs may be able to contribute to the development of clean energy sources in Central America.”

Under the terms of the option, and subject to satisfactory technical and legal due diligence by Molten, Molten shall have the exclusive right to earn a 100% interest in the concessions from Radius by issuing 2 million shares in staged tranches according to the following schedule:

On signing the definitive option agreement:	400,000 shares
On 1st anniversary of signing the definitive agreement date:	500,000 shares
On 2nd anniversary of signing the definitive agreement date:	500,000 shares
On 3rd anniversary of signing the definitive agreement date:	600,000 shares
Cumulative Total	2,000,000 shares

Molten shall also issue to Radius warrants to purchase up to 1,000,000 shares exercisable for a period of five years from the date of the definitive agreement at a price of $3.00 per share.

Royalty

Radius also retains a two percent (2%) royalty of the Gross Revenue for the sale of geothermal electric power from the first power generation facility built on each geothermal licence.  Molten may, at its discretion, purchase at any time prior to the commencement of the commercial operation date one half (1/2) of the 2% royalty from any geothermal license for the sum of CAD$30,000/MW nameplate capacity of the first power generation facility built on each geothermal licence.  Any expansion of the nameplate capacity on any of the licenses is not subject to royalty payments.

About Molten Power Corp

Molten is a Vancouver based geothermal power development company.  Molten's mission is to create shareholder value through the acquisition, exploration, development and operation of geothermal power projects worldwide.  Molten's current project areas of interest include the western USA, Philippines, Guatemala, western Turkey, Indonesia, Eastern Africa and Hawaii.  For more information about Molten Power, please contact Mr. Gary R. Thompson at (403) 870-1166 or gary.thompson@moltenpower.com.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Ralph Rushton”

Ralph Rushton, Director

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.5-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

November 15, 2010

B2Gold Trenches 3.3g/t Au over 33.3m at Trebol, northeast Nicaragua

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU):  Radius is pleased to report that its joint venture partner in Nicaragua, B2Gold Corp. (“B2Gold”), has completed an extensive trenching program at the Trebol gold project in northeast Nicaragua, and is preparing for a diamond drill program, to commence late 2010 or in January 2011.

Highlights of the trenching program include:

Trench	From	To	Interval	Au g/t
Cerro Domingo West
TR-TREB-03NW	2	90.0	88.0	2.04
TR-TREB-15	0	33.8	33.8	3.37
TR-TREB-21	0	17.1	17.1	6.08
Cerro Domingo East
TR-TREB-34S	17.5	73.5	56	1.14
Paola Zone North
TR-TREB-32	0	17.0	17.0	0.89
and	28	50.0	22.0	1.88
Paola Zone South
TR-TREB-76	0	36.0	36.0	2.95
TR-TREB-81	0	27.5	27.5	1.84
Trebol North
TR-TREB-24	17.8	51.0	33.3	3.33

In addition to the original Cerro Domingo target partially drill tested by Radius in 2008, B2Gold has identified three new drill targets located along the 6km long northeast trending corridor of mineralized volcanic rock.  The targets are comprised of thick tabular zones of low sulfidation epithermal vein, hydrothermal breccia, and replaced volcanic horizons within a Tertiary volcanic sequence.  These zones show good grade continuity for hundreds of meters of strike length.  The three principal areas are Cerro Domingo, the Paola Zone, and Trebol North.

Two prospective areas have been outlined by trenching at Cerro Domingo.  The first is defined by the previous drilling and trenching as well as the new trenching.  This zone extends for at least 400m along strike and has been intercepted in the drilling at depths of as much as 200m down dip.  The true thickness of the mineralization is not yet defined.

Cerro Domingo West Trenching
Trench	From	To	Interval	Au g/t
TR-TREB-01	11	13.5	2.5	0.69
TR-TREB-02	0	10.42	10.42	1.34
TR-TREB-03NW	2	90	88	2.04
TR-TREB-03SE	8.25	31.25	23	1.31
TR-TREB-15	0	33.8	33.8	3.37
TR-TREB-21	0	17.1	17.1	6.08
TR-TREB-42	34	39	5	0.72
TR-TREB-49	8	33	25	1.51

Drilling done by Radius in 2008 at Cerro Domingo (see Radius news releases dated August 7 and September 12, 2008) confirmed the existence of the tabular mineralization in several drill holes.

Cerro Domingo Drilling (Radius 2008)
Drill Hole	From	To	Interval	Au g/t
TRDH-08-01	12.19	35.3	23.11	1.51
TRDH-08-02	36.57	50.29	13.72	0.71
TRDH-08-03	59.44	89.42	25.38	0.44
TRDH-08-04	3.30	24.38	21.08	1.44
TRDH-08-05	6.09	25.9	19.81	2.92
including	16.76	23.2	6.44	6.37
TRDH-08-08	57.60	108.1	50.5	0.61
including	68.08	69.0	0.92	11.21

The second zone covers an area of over 350 meters along strike.  This area has not been drilled.  The two Cerro Domingo zones are separated by an east northeast trending mineralized fault zone that is as yet, poorly defined.

Cerro Domingo East Trenching
Trench	From	To	Interval	Au g/t
TR-TREB-17	0.0	21.0	21.0	0.86
TR-TREB-34S	17.5	73.5	56.0	1.14
TR-TREB-34N	3.0	18.0	15.0	0.73
TR-TREB-50	2.0	33.0	31.0	0.68
TR-TREB-56	19.2	27.9	8.7	0.76

The Paola Zone is located approximately 2.5 km northeast along strike from Cerro Domingo and the intervening volcanic sequence between these zones contains numerous smaller occurrences of mineralized rock.  The two principal areas within the Paola Zone are also located at major structural intersections along the main Trebol northeast trend with northwest trending crossing structures.  One of these areas contains several strongly mineralized horizons inter layered with lower grade stockwork style gold mineralization in andesite.  The mineralization at the Paola Zone is similar in aspect to the tabular zones at Cerro Domingo.  The Paola North Zone is exposed over an area of about 200m by 400m.  The Paola South zone lies 350m to the southeast and has at least 600m of strike length defined thus far.  Most of the trenches in this zone end in mineralization to the west where mineralization goes under cover.

Paola Zone North Trenching
Trench	From	To	Interval	Au g/t
TR-TREB-06	0.0	10.0	10.0	0.93
TR-TREB-08	9.8	11.65	1.85	3.54
TR-TREB-32	0.0	17.0	17.0	0.89
and	28.0	50.0	22.0	1.88
TR-TREB-53	22.0	28.0	6.0	0.78
and	31.0	34.0	3.0	0.93
and	35.0	42.5	7.5	0.83
TR-TREB-72	3.8	8.8	5.0	1.36

Paola Zone South Trenching
Trench	From	To	Interval	Au g/t
TR-TREB-13	2.0	4.0	2.0	4.24
TR-TREB-61	3.5	15.9	12.4	1.11
and	20.0	28.5	8.5	2.18
TR-TREB-76	0.0	36.0	36.0	2.95
and	40.0	44.0	4.0	2.18
TR-TREB-81	0.0	27.5	27.5	1.84

The Trebol North Zone is located another 1.7 km to the northeast of Paola, and appears to be another tabular zone in andesite.  Exposure is poor at Trebol North. Trebol North and the Paola Zones have not been drill tested.

Trebol North
Trench	From	To	Interval	Au g/t
TR-TREB-24	17.75	51.0	33.25	3.33
TR-TREB-25	2.3	6.37	4.07	0.87
TR-TREB-62	15.0	24.0	9.0	0.87
TR-TREB-82	9.6	12.75	3.15	0.51
and	14.55	16.15	1.6	0.58
and	19.6	21.1	1.5	0.75

The near surface shallow dipping mineralization at Trebol is largely oxidized and therefore could be amenable to bulk tonnage extraction techniques. The drilling campaign will be focused on three objectives.  The first is to confirm and define the near surface tabular zones at Cerro Domingo while the second is to explore the new Paola and North Trebol zones.  The more important objective is to identify the high grade feeder structures that produced the tabular bodies.  High grade gold values in vein and vein breccia in excess of 86 g/t have been cut in the trenching and drilling which suggests the existence of the feeder zones.  A 5,000 metre drilling program is scheduled to commence at Trebol in late 2010.

Qualified Person & QA/QC

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, has verified that the information reported in this press release is an accurate summary of the information reported to Radius by B2Gold.  Radius has not independently verified B2Gold’s results.

B2Gold’s exploration programs are reviewed and the results approved by Tom Garagan, B2Gold’s Qualified Person under National Instrument 43-101.  The programs utilize extensive QA/QC (quality assurance and quality control) protocols for assaying and sample handling that consist of the systematic insertion of blanks, standards and duplicates as well as using a secondary laboratory for regular check assaying.  Samples for Trebol are submitted with blanks and industry certified standards inserted in the field and prior to reception at B2Gold’s Limon Mine prep lab.  Pulps are then analyzed at ALS labs in Vancouver, Canada.  All results stated in this announcement have passed B2Gold’s QA/QC protocols.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Ralph Rushton”

Ralph Rushton, Director

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.5-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

November 16, 2010

Radius Announces Results From Sixty Mile Project, Yukon

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce results for the exploration program conducted at the Sixty Mile project in west central Yukon, located some 75 km west of Dawson City at the Canada/US border.

The exploration program had 2 objectives:

1.

to discover the source of the placer gold mined from the creeks draining the hillsides of border ridge, an area of over 100 square kilometers, and

2.

to test the strongly altered volcanic rocks that are known to exist in the Sixty Mile valley for epithermal gold potential.

After a summer conducting airborne geophysics, geological mapping and extensive soil sampling programs, a preliminary drill program of seven holes, for a total of 1,607m, tested the two target areas.  Five holes (DDH10-1 to 5) were drilled into the meta-sediments. Three of these five holes intersected gold-bearing quartz/sulfide veins and veinlets hosted by quartzite units in the metasediments.

Two drill holes (DDH10-6 &7) targeted the altered volcanics in the valley. Both intersected broad intervals of low grade gold mineralization associated with carbonate/sulfide veining in propylitic to argillic altered andesite.

Significant mineralized intercepts include:

Hole #	From (m)	To (m)	Length (m)	Gold (ppb)
DDH10-1	10.02	32.00	21.98	346

DDH10-2	35.65	76.43	40.78	414
including	35.65	43.28	7.63	1065
and
DDH10-2	223.60	249.94	26.34	342
including	241.40	243.00	1.60	2907

Hole #	From (m)	To (m)	Length (m)	Gold (ppb)
DDH10-3	35.05	45.72	10.67	461
DDH10-3	243.82	323.09	79.27	160

DDH10-6	12.19	86.87	74.68	327
including	49.84	56.39	6.55	1645

DDH10-7	88.39	146.67	58.28	329
DDH10-7	206.60	208.07	1.47	4458

Holes DDH10-4&5 tested separate structural targets on the hillside with no significant gold results returned.

Simon Ridgway said, “Identification of orogenic gold mineralization within the brittle siliclastic metasediments is highly encouraging. The host units are extensive, and there are multiple beds of quartzite hosting cross cutting, gold bearing veins. With only 4 core holes drilled into this unit to date anomalous gold has been encountered over down hole widths of up to 79m.  This unit appears to be the source of the extensive placer gold in the Sixty Mile region and further work on the target is definitely warranted.”

The epithermal target in the valley also has excellent potential. The altered volcanic rocks have been mapped, associated with the 60 Mile graben fault, for a strike length of over 7km and over widths of 2km.  Holes DDH10-6 & 7 both returned strongly anomalous values over widths of up to 75m associated with argillic alteration.  A geophysical program targeting silicification will be completed as a precursor to next year’s drill program on the sizeable valley gold target.

Background

The road accessible property, which consists of 899 Yukon Quartz Claims covering approximately 180 sq.km. and 30 Alaska State claims covering 14 sq.km., straddles the Yukon/Alaska border.  Radius has a 100% interest in the property through staking and various option/earn-in agreements with several underlying property owners, extensively the placer miners in the region.

Qualified Person

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this news release, and for overseeing the design and execution of Radius’s Sixty Mile exploration program.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 73.5-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.